Amylin Pharmaceuticals, Inc. 9360 Towne Centre Drive San Diego, CA 92121 USA	Tel (858) 552 2200 Fax (858) 552 2212 www.amylin.com

July 19, 2007

Via EDGAR and Facsimile

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549-6010

Re:          Amylin Pharmaceuticals, Inc.

Form 10-K for the year ended December 31, 2006

Filed February 26, 2007

File No. 000-19700

Dear Mr.  Rosenberg:

On behalf of Amylin Pharmaceuticals, Inc. (the “Company”), and in reference to our discussions regarding the Company’s initial written response dated June 25, 2007 to your letter dated June 18, 2007, and pursuant to request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in our telephonic conversation on July 5, 2007, I am writing to provide the following supplementary information.  For your convenience, I have included the Staff’s comment to which we are providing an updated response.  The comment and our updated response thereto, are numbered to correspond with the paragraph number in the Staff’s comment letter.

Staff Comments and Company Responses

Liquidity and Capital Resources, Page 42

1.              With regards to your contractual obligations, please provide us, in disclosure type format, a discussion of the future milestone payments beyond the 12 month period.  In your form 10-Q for the quarter ended March 31, 2007, you indicated that you expect to make a development milestone payment of up to $15 million associated with licensing agreements in the next 12 months.  Also disclose this information in the notes to your financial statements.

Response:  The Company acknowledges the Staff’s comment and proposes to disclose the following in the “Liquidity and Capital Resources” section of future filings beginning with its Form 10-Q for the quarter ending June 30, 2007 (the “Form 10-Q”) with respect to the information requested by the Staff regarding future milestone payments beyond the 12 month period.  The Company proposes to also disclose the following in the Form 10-Q in the notes to the financial statements with respect to the information requested by the Staff regarding development milestone payments expected to be paid within the next twelve months.  Note that bolded text represents proposed additions to the Company’s existing disclosure, with underlined text representing proposed additions based upon our telephonic conversation on July 5, 2007.

In addition, under certain license and collaboration agreements with other companies we are required to pay royalties and/or milestone payments upon the successful development and commercialization of related products.  We expect to make development milestone payments up to $15.0 million associated with licensing agreements in the next 12 months. Additional milestones of up to $242 million could be paid over the next ten to fifteen years if development and commercialization of all our early stage programs continue and are successful.  The significant majority of these milestones relate to regulatory approvals and subsequent sales thresholds and would be paid towards the end of this timeframe. Given the inherent risk in pharmaceutical development, it is highly unlikely that we will ultimately make all of these milestone payments; however, we would consider these payments as positive because they would signify that the related products are moving successfully through development and commercialization.

Note 1.  Summary of Significant Accounting Policies, Page F-7
Concentrations of Risk, Page F-8

2.              Please provide us in disclosure type format a revised discussion of significant customers that identifies separately each significant customer in excess of 10% of revenues.  Also include a discussion that provides disclosure of your revenues by products similar to what you include in your management’s discussion and analysis on page 38.  Refer to paragraphs 37 and 39 of SFAS 131.

Response:  The Company acknowledges the Staff’s comment and proposes to disclose the following in the F-pages of future filings beginning with its Form 10-K for the year ending December 31, 2007 (the “2007 Form 10-K”) with respect to the information requested by the Staff regarding significant customers in excess of 10% of revenues and revenues by product.  Note that bolded text represents proposed additions to our existing disclosure, with underlined text representing proposed additions based upon our telephonic conversation on July 5, 2007.

The Company is also subject to credit risk from its accounts receivable related to product sales. The Company sells its products in the United States primarily to wholesale distributors. The top four of the Company’s customers represented approximately 94% of net product sales in 2006 and 93% of the accounts receivable balance at December 31, 2006. The Company evaluates the credit worthiness of its customers and generally does not require collateral. The Company has not experienced any material losses on uncollectible accounts receivable to date.

Net product sales for the years ended December 31, 2006 and 2005 were $474.0 million and $86.7 million, respectively, and consisted of sales of BYETTA and SYMLIN, less allowances for product returns, rebates and wholesaler chargebacks, wholesaler discounts, and prescription vouchers.  There were no net product sales in 2004 as these products were not approved for sale until 2005.

The following table provides information regarding net product sales by product (in millions):

	Year ended December 31,
	2006	2005
BYETTA	$430.2	$75.2
SYMLIN	43.8	11.5
	$474.0	$86.7

Two of the Company’s wholesale customers each accounted for more than 10% of total revenues for the year ended December 31, 2006 and three of the Company’s wholesale customers each accounted for more than 10% of total revenues for the year ended December 31,  2005.    There were no sales to these wholesale customers in 2004 as the Company’s products were not approved for sale until 2005.  The following table summarizes the percent of the Company’s total revenues that were attributed to each of these three wholesale customers (as a % of total revenues):

	Year ended December 31,
	2006	2005
AmerisourceBergen Corporation	*	11%
McKesson Corporation	36%	23%
Cardinal Health, Inc.	34%	23%

* Less than 10%

Note 2.  Investments, page F-13

3.              Please provide to us in disclosure type format your accounting policy regarding any potential prepayments that are associated with the significant number of “Mortgage-backed securities” included in your portfolio.

Response:  The Company acknowledges the Staff’s comment and proposes to disclose the following in the F-pages of future filings beginning with its 2007 Form 10-K with respect to the information requested by the Staff regarding the Company’s accounting policy regarding any potential prepayments associated with “Mortgage-backed securities” included in its portfolio.  Note that bolded text represents proposed additions to the Company’s existing disclosure, with underlined text representing proposed additions based upon our telephonic conversation on July 5, 2007.

Short-term investments consist principally of U.S. Government securities, mortgage-backed securities and other highly liquid debt instruments.  The Company’s investments in mortgage-backed securities consist primarily of securities insured or guaranteed by U.S. government agencies.  The Company has classified its debt securities as available-for-sale and they are stated at fair value based upon the most recently traded price of each security at the balance sheet date, and unrealized holding gains or losses on these securities are carried as a separate component of stockholders’ equity (deficit). The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity.  For investments in mortgage-backed securities, amortization of premiums and accretion of discounts are recognized in interest income using the interest method, adjusted for anticipated prepayments as applicable.  Estimates of expected cash flows are updated periodically and changes are recognized in the calculated effective yield prospectively as appropriate.   Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary (of which there have been none to date) on available-for-sale securities are included in interest income.   In assessing potential impairment of its short-term investments, the Company evaluates the impact of interest rates, potential prepayments on mortgage-backed securities, changes in credit quality, the length of time and extent to which the market value has been less than cost, and the Company’s intent and ability to retain the security in order to allow for an anticipated recovery in fair value. The cost of securities sold is based on the specific-identification method.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible.  Please feel free to contact me at (858) 642-7010 or Laura Clague at (858) 642-7163 should you have any further questions.

Sincerely,

Amylin Pharmaceuticals, Inc.

/s/ Mark G. Foletta
Mark G. Foletta
Senior Vice President, Finance and Chief Financial Officer

cc:	Jim Atkinson
Sasha Parikh
Lloyd Rowland, Esq.
Thomas Coll, Esq., Cooley Godward Kronish LLP
John Belli, Ernst & Young LLP